Portrait Corporation of America, Inc.
815 Matthews-Mint Hill Road
Matthews, North Carolina 28105
Telephone 704/847-8011
www.pcaintl.com

January 5, 2006

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549

RE: Portrait Corporation of America, Inc.
Form 10-K for the fiscal year ended December 31, 2004 [sic]
File No. 000-23747

Dear Mr. Spirgel,

We request an extension of time to respond to your letter dated December 13, 2005 regarding our Form 10-K for the fiscal year ended January 30, 2005 as well as our Form 10-Q for the fiscal quarter ended July 31, 2005.  Our intent is to respond to your comments by January 27, 2006.

Thank you for your consideration.

Regards,

/s/William J. Billiard
William J. Billiard
Senior Vice President, Interim Chief Financial
     Officer and Corporate Controller

cc:
R. David Alexander, Portrait Corporation of America, Inc.
Bob Wren, Portrait Corporation of America, Inc.
John Klein, Jupiter Partners
Michael Henderson, United States Securities and Exchange Commission